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                                 DoveBid, Inc.
                          1241 E. Hillsdale Boulevard
                         Foster City, California 94404
                                (650) 571-7400

                                April 27, 2001



VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 10549

Attention:  Andrew J. Brady

               Re:  DoveBid, Inc.
                    Registration Statement on Form S-1
                    File No. 333-43488

Ladies and Gentlemen:

        This letter is filed pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, as amended, with reference to the Form S-1 Registration Statement No. 333-43488, together with all exhibits and amendments thereto (the "Registration Statement") of DoveBid, Inc. (the "Registrant") that was originally filed with the Securities and Exchange Commission on August 10, 2000. In light of current market conditions, the Registrant has determined not to effect the initial public offering to which the Registrant Statement relates at this time. No securities have been sold pursuant to the Registration Statement. Accordingly, the Registrant hereby applies for an order granting the immediate withdrawal of the Registration Statement.

                                            DOVEBID, INC.



                                            By: /s/ Cory M. Ravid
                                                ---------------------
                                                Cory M. Ravid
                                                Chief Financial Officer